Exhibit No. 99.1
For immediate release

FAIRMONT HOTELS & RESORTS INC.
ADOPTS NEW OPERATING PERFORMANCE MEASURE

TORONTO, October 17, 2005 - Fairmont Hotels & Resorts Inc. (“FHR” or “the Company”) (TSX/NYSE: FHR) announced today that, commencing in the third quarter of 2005, it will begin reporting on operating performance using “Adjusted EBITDA(1)” in addition to EBITDA(1).

Management believes that the inclusion or exclusion of certain items such as gains and losses on asset sales and other non-operating items, is necessary to provide a more accurate measure of our core business operating results and is a more effective means for evaluating period-over-period results of the Company’s on-going operations. The use of “Adjusted EBITDA” will also facilitate comparison between FHR and its competitors, most of whom report this earnings measure.

A reconciliation of Adjusted EBITDA and EBITDA to net income for the last ten reported quarters is available below as well as on the Company’s investor website at www.fairmontinvestor.com under “Supplemental Financial Information” in Investor Information.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Contact:	Denise Achonu
Executive Director Investor Relations
Tel: 1-866-627-0642
Email: investor@fairmont.com
Website: www.fairmont.com

Adjusted EBITDA Reconciliation
(in millions of U.S. Dollars)

1.	EBITDA
EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company’s business segments. EBITDA provides us with an understanding of the Company’s operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors.

Adjusted EBITDA
Management adjusts EBITDA when evaluating operating performance because it believes that the inclusion or exclusion of certain items such as gains and losses on asset sales and other non-operating items, is necessary to provide a more accurate measure of our core business operating results. It is also a means to evaluate period-over-period results. We adjust our reported EBITDA, as set forth above, for certain items and refer to this measure as Adjusted EBITDA. The principal adjustments we make are to eliminate (i) gains and losses from asset sales; (ii) amortization, interest expense and income taxes in calculating our earnings from equity investments and (iii) other non-operating items.

We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future core business operating results. Adjusted EBITDA may also be used by investors and analysts in their valuation of the Company.

EBITDA and Adjusted EBITDA are not defined measures of operating performance under Canadian generally accepted accounting principles. It is likely that FHR's calculations of EBITDA and Adjusted EBITDA are different than the calculations used by others.

The tables below provide a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	2005
	For the three months ended
	March 31	June 30
	Actual	Actual

Net Income (Loss)	$(4.0)	$34.1

Add back:
Interest expense, net	7.2	6.0
Income tax expense (recovery)	2.5	(9.3)
Amortization	16.5	16.4

EBITDA	$22.2	$47.2

Add back:
Proportionate share of interest expense, income taxes and amortization from equity investments	8.9	9.3
Stock appreciation rights [1]	2.3	0.4
Other non-operating items [2]	-	3.3

Adjusted EBITDA	$33.4	$60.2

	2004
	For the three months ended				Year ended
	March 31	June 30	September 30	December 31	December 31

Net Income (Loss)	$(0.6)	$29.0	$131.8	$(4.4)	$155.8

Add back:
Interest expense, net	10.0	9.0	6.7	7.4	33.1
Income tax expense (recovery)	5.2	6.5	52.4	(2.2)	61.9
Amortization	19.5	18.0	16.8	19.6	73.9

EBITDA	$34.1	$62.5	$207.7	$20.4	$324.7

Add back:
Proportionate share of interest expense, income taxes and amortization from equity investments	10.1	10.0	10.3	11.0	41.4
Stock appreciation rights [1]	-	(0.3)	0.5	2.3	2.5
(Gains) losses on asset sales [3]	-	(15.4)	(144.2)	0.5	(159.1)

Adjusted EBITDA	$44.2	$56.8	$74.3	$34.2	$209.5

	2003
	For the three months ended				Year ended
	March 31	June 30	September 30	December 31	December 31

Net Income (Loss)	$12.5	$40.1	$11.6	$(13.5)	$50.7

Add back:
Interest expense, net	5.9	8.3	8.9	10.5	33.6
Income tax expense (recovery)	7.5	(22.2)	8.9	(5.7)	(11.5)
Amortization	16.3	17.2	17.5	16.5	67.5

EBITDA	$42.2	$43.4	$46.9	$7.8	$140.3

Add back:
Proportionate share of interest expense, income taxes and amortization from equity investments	8.4	9.6	9.8	11.4	39.2
Stock appreciation rights [1]	(0.8)	-	0.1	0.4	(0.3)
Other non-operating items [2]	-	-	7.4	3.7	11.1

Adjusted EBITDA	$49.8	$53.0	$64.2	$23.3	$190.3

[1]	Reflects gains and (losses) associated with stock appreciation rights issued prior to the 2001 reorganization of Canadian Pacific Limited.
[2]
In the second quarter of 2005, $2.8M of costs are associated with an uncompleted portfolio acquisition opportunity; in the third and fourth quarters of 2003, $7.4M and $1.6M are costs related to the Bermuda hurricane damage, respectively.

[3]
In the second quarter of 2004, gain relates to the sale of undeveloped land; in the third and fourth quarters of 2004, gains and (losses) relate to the sale of Legacy units, The Fairmont Kea Lani Maui and The Fairmont Glitter Bay hotels.